SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

                                RELEVANT NOTICE

Net Servicos de  Comunicacao  S.A. ("Net  Servicos" or "the  Company",  formerly named Globo Cabo), a publicly held company, with its headquarters located in the
City and State of Sao Paulo,  at Rua Verbo Divino  n(degree)  1,356,  1st floor,
Chacara   Santo   Antonio,   enrolled   with   the   CNPJ/MF   under   n(degree)
00.108.786/0001-65, hereby informs the public of the following relevant notice:

As previously  announced,  Net Servicos has been  discussing a debt  re-equation with its major creditors in order to reduce the high  refinancing  risk faced by the Company,  decrease the exchange rate exposure, and lead to an improvement in the Company's  overall  credit  ratios.  In parallel,  the Company would work on reaching a long term agreement with its  programmers and explore ways to enhance the usage of its network in order to further lower its operating costs.

Such  re-equation  continues to be key in the Company's  overall  capitalization process  that was  initiated  in April 2002 and  included a  significant  equity component from major shareholders,  demonstrating their strong commitment to the business.

Since the outline of the re-equation was announced on August 14, the Company has continued  to work with its  creditors  to finalize  the  documents  required to effect the  re-equation.  During this period,  however,  the Brazilian  Real has continued to depreciate against the US dollar.  This has significantly  impacted the Company's cash flow, as a substantial part of the Company's debt obligations and programming costs are dollar-denominated.  The depreciation of the Brazilian
Real has also  significantly  increased the debt principal  amount that would be subject to conversion to local currency, when expressed in Real terms.

Additionally,  overall conditions of the Brazilian financial and capital markets have continued to deteriorate,  and, as a result, the assumptions underlying the re-equation that would enhance the Company's  ability to refinance its financial obligations were not realized.

As a result of these  economic  developments,  the Company has realized that the contemplated  re-equation  would not provide the Company  with a viable  capital structure  given its  projected  cash flows and  limited  access to the  capital markets.  Therefore, the Company has concluded that the terms of the re-equation need to be revised.

The  Company  continues  to  pursue  its main  objective  of  seeking  a capital structure that not only provides adequate liquidity and financial flexibility to meet its operating and debt  obligations  but also enhance the Company's  future access to the capital markets.

Concurrently,  the Company continues to address its overall operating costs, and
in  particular,   expects  to  finalize  the  process  of   re-negotiating   its
dollar-denominated  programming costs which have impacted cash flows as a result of the  devaluation of the Real. The Board of Directors has asked the Company to request Net Brasil to conclude its negotiations with the programmers  within the shortest time frame.

In  order  to  preserve  liquidity  and  keep  operating   obligations  current,
considering  the lack of funds  available  in the market to finance  its working capital  needs,  the Board of Directors has decided at today's  meeting that the
Company should  re-evaluate its cash flow obligations  while the Company pursues an adequate capital structure.

The  Company  continues  to work with Bank of America in this  process  and,  in addition, has engaged The Blackstone Group as its financial advisor.

This capital structure  evaluation  process will have no impact on the Company's operations or customer services.

The  Company  understands  the need to  reach a  satisfactory  solution  for its capital structure within a short period of time. In this connection, the Company expects to complete  and discuss  this  capital  structure  analysis  during the second half of January 2003.

                         Sao Paulo, December 2nd , 2002.

                            Leonardo P. Gomes Pereira
                 Investor Relations and Chief Financial Officer
                        Net Servicos de Comunicacao S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2nd, 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.